King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 www.kslaw.com Zachary Davis zdavis@kslaw.com T 404.572.2770 Alan Noskow anoskow@kslaw.com T 202.626.5572

October 4, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Attn:	Stacie Gorman

Jeffrey Gabor

Re:	Shimmick Corporation

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted September 15, 2023

CIK No. 0001887944

Ladies and Gentlemen:

On behalf of Shimmick Corporation (the “Registrant”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1 (the “Registration Statement”) relating to the offering of shares of its common stock, which amends Amendment No. 1 to the Draft Registration Statement confidentially submitted on September 15, 2023 (“Amendment No. 1”). The Registration Statement has been revised to reflect that it is filed rather than confidentially submitted, to respond to the Staff’s comments and to reflect certain other changes. In addition, the Registrant has filed certain exhibits with the Registration Statement and advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments.

In addition, we are providing the following responses to your comment letter, dated September 29, 2023, regarding Amendment No. 1. To assist your review, we have included the text of the Staff’s comments in bold below. Please note that all references to page numbers in our responses refer to the page numbers of the Registration Statement. The responses and information described below are based upon information provided to us by the Registrant.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospect Summary

Our Projects

1.

We note your response to comment 2. Please revise your disclosure here and in the business section to clearly state what services are provided by you and what services you rely upon subcontractors and joint venture affiliates to perform.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 6 and 79.

October 4, 2023

Page Two

Our amended and restated charter documents will provide that the Court of Chancery of the State of Delaware…,

2.

Please revise your disclosure here to state whether the exclusive forum applies to any complaint asserting a cause of action arising under the Securities Act. In this regard, we note your disclosure on page 115.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 45 to specifically reference the Securities Act. Accordingly, consistent with page 115, the Registrant notes its amended and restated certificate of incorporation will further provide that, unless the Registrant consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including any claims under the Securities Act and the Exchange Act.

Management’s Discussion and Analysis…

Our Market Opportunity

3.

We note your response comment 9 of our letter. We note that you included disclosure regarding your backlog of contracts. Please also provide similar disclosure regarding your current contracts and contracts that you have bid on.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 33, 58 and 87 to enhance its definition of backlog. Specifically, the Registrant defines its backlog as follows:

“Our backlog consists of the remaining unearned revenue on awarded contracts, including our pro-rata share of work to be performed by unconsolidated joint ventures, less the venture partners’ pro-rata share of work to be performed by consolidated joint ventures. We include in backlog estimates of the amount of consideration to be received, including bonuses, awards, incentive fees, fixed-price awards, claims, unpriced change orders, penalties, minimum customer commitments on cost plus arrangements, liquidated damages and certain time and material arrangements in which the estimated value is firm or can be estimated with a reasonable amount of certainty in both timing and amounts. As construction on our contracts progresses, we increase or decrease backlog to take account of changes in estimated quantities under fixed-price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenue and costs, including completion penalties and bonuses. Substantially all of the contracts in our backlog may be canceled or modified at the election of the customer.”

As noted in the definition above, the Registrant only includes in its backlog amounts where the “estimated value is firm or can be estimated with a reasonable amount of certainty in both timing and amounts.” Accordingly, backlog does not include amounts for awarded contracts where the Registrant believes there is major uncertainty remaining as to the size of the project or whether or not the project will proceed (e.g., the Registrant does not believe the counter-party has secured adequate funding). The Registrant also does not include in its backlog contracts the Registrant has bid on but that have not yet been awarded. Given the inherent uncertainties as to whether or not these contracts will ultimately materialize into executed contracts and whether or not such projects will ultimately proceed, the Registrant believes that including disclosure of these contract (or bid) amounts similar to the existing disclosure regarding the Registrant’s backlog could be misleading. Specifically, such contracts and bids are not truly reflective of the Registrant’s current projects and such disclosure could result in inflated values of expected future revenue.

In addition, for clarity, the Registrant respectfully notes that all contracts included in backlog are “current contracts”. However, as noted, only the unearned revenue associated with these contracts is included in the Registrant’s backlog. Accordingly, backlog does not include the completed portion of the Registrant’s awarded (or “current”) contracts for which it has recognized revenue amount. Similar to the above, the Registrant believes that inclusion of these amounts in its backlog, or separate presentation of such amounts, could also be misleading as this would present an inflated backlog by taking into account work that has been performed and for which the Registrant has already recognized as revenue.

October 4, 2023

Page Three

Business

Selective Bidding Process and Project Management

4.

We note your response to comment 10. We note on page 82, you have a project in Illinois. Your disclosure indicates that you have offices in California and Colorado. Please expand your disclosure to clarify where you can operate and whether you have sufficient equipment available at every facility, including in those locations where you are bidding or whether you will be reliant on third parties.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 94.

5.

We note your response to comment 11. In your response, it appears that you are referring to a success rate per contract rather than an overall success rate in reference to your total bids. Please advise or revise. Please elaborate on the multi-part process you use in determining whether to bid initially. Please clarify if you ever withdraw bids once provided and the reasons for doing so.

In response to the Staff’s comment, the Registrant has revised the risk factor disclosure on pages 89 and 90.

Consolidated financial statements as of and for the fiscal years ended December 30, 2022 and December 31, 2021

Note 13. Commitments and Contingencies

6.

We note your disclosure on page 28 regarding your ongoing dispute with AECOM. Please tell us what consideration you gave to including disclosure related to this apparent loss contingency in the footnotes to your financial statements. Reference is made to ASC Topic 450-20-50.

The Registrant assesses the materiality of pending litigation by reference to materiality thresholds and the accounting standards applicable to loss contingencies under ASC 450, as well as qualitative factors such as (a) the nature of the litigation, claim, or assessment; (b) the progress of the matter; (c) the opinions, assessments or views of outside legal counsel and other advisors; (d) its experience in similar matters; (e) any decision by management as to how we intend to respond to the lawsuit, claim, or assessment; and (f) with respect to its assessment of the degree of probability that a suit may be filed or a claim or assessment may be asserted and the possibility of a material loss.

ASC 450 -20-20 defines a loss contingency as an “existing condition, situation, or set of circumstances involving uncertainty as to possible loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur.” Under ASC 450-20-25, an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

(a)

“Information available before the financial statements are issued ... indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements....” It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss; and

(b)	The amount of loss can be reasonably estimated.

ASC 450-20-50-3 notes that when no accrual is made, either because the loss is not “probable” or because the amount of loss cannot be “reasonably estimated,” the loss contingency must nevertheless be disclosed “if there is at least a reasonable possibility that a loss . . . may have been incurred.” ASC 450-20-20 defines “reasonably possible” as the chance of occurrence being “more than remote but less than likely.”

October 4, 2023

Page Four

With respect to the ongoing dispute with AECOM discussed on page 28 of the Registration Statement, the Registrant assessed the need for an accrual and disclosure in its financial statements under ASC 450 as noted above. Based on the Registrant’s understanding of the allegations and its interpretation of the Purchase Agreement (as defined in the Registration Statement), the Registrant concluded that as of the date of its financial statements that the likelihood of a material loss was remote. Accordingly, the Registrant concluded that disclosure relating to this matter in the notes to its financial statements was not required. Consistent with prior quarters, the Registrant will continue to evaluate the case and the need for disclosure in future periods.

Notwithstanding the foregoing, in response to the Staff’s prior comment, the Registrant has disclosed the amount AECOM is seeking to recover ($40 million) on page 28 in order to inform potential investors of what the Registrant believes is the current maximum amount that AECOM is seeking relating to the claim.

*  *  *

The Registrant and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact Zachary Davis at (404) 572-2770 or Alan Noskow at (202) 626-5572 with any questions you may have regarding this filing or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Zachary Davis

Zachary Davis

/s/ Alan Noskow

Alan Noskow

cc:	Mitchell B. Goldsteen, Shimmick Corporation

Steven E. Richards, Shimmick Corporation

Devin J. Nordhagen, Shimmick Corporation